Exhibit 99.2

PTL Limited

(the “Company”)

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF THE COMPANY FOR A GENERAL MEETING OF SHAREHOLDERS OF THE
COMPANY TO BE HELD ON JUNE 16, 2025

The undersigned shareholder of the Company, hereby acknowledges receipt of the notice of a General Meeting of the Company (the “Meeting”) (the “Notice”) and the proxy statement, each dated May 28, 2025, and hereby appoints Tak Wing HO or Ying Ying CHOW, as proxy (the “Proxy”), with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on June 16, 2025, at 10:30 a.m. local time, in person at Room 1112, 11/F, C C Wu Building, 302-8 Hennessy Road, Wan Chai, Hong Kong, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the proxy statement furnished herewith.

This proxy card (“Proxy Card”) must be signed by the person registered in the register of members of the Company at the close of business on May 8, 2025 (Eastern Time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

1.	By a resolution of members, to change the maximum number of shares the Company is authorized to issue from unlimited shares of single class with no par value (the “Ordinary Shares”) to unlimited class A ordinary shares with no par value each (the “Class A Ordinary Shares”); and unlimited class B ordinary shares with no par value each (the “Class B Ordinary Shares”) by re-designating and re-classifying (the “Share Redesignation” and such proposal, the “Creation of A Dual Class Structure Proposal”):

(i)	all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 11,250,000 Ordinary Shares held by PTLE Limited), into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A) to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class A Ordinary Shares shall be convertible into Class B Ordinary Shares;

(ii)	the 11,250,000 authorized and issued and outstanding Ordinary Shares held by PTLE Limited into 11,250,000 Class B Ordinary Shares, conferring the holder thereof fifty (50) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended M&A to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class B Ordinary Shares shall be convertible into Class A Ordinary Shares; and

(iii)	the remaining authorized unlimited but unissued Ordinary Shares of single class into unlimited Class A Ordinary Shares and unlimited Class B Ordinary Shares.

For ☐	Against ☐	Abstain ☐

2.	By a resolution of members, to amend and restate the Company’s amended and restated memorandum and articles of association by adopting the Second Amended M&A in the form attached as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Redesignation and to authorize and instruct the registered agent of the Company to (i) file the necessary notice of amendment and the Second Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and make any further relevant filings with the BVI Registrar as may be required to effect the Second Amended M&A; and (ii) update the register of members of the Company to reflect the Share Redesignation (the “M&A Amendment” and such proposal, the “M&A Amendment Proposal”).

For ☐	Against ☐	Abstain ☐

3.	By a resolution of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-eighty (80) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion until June 30, 2026 (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).

For ☐	Against ☐	Abstain ☐

4.	By a resolution of members, to approve that subject to and conditional upon the passing of proposal 3 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the Second Amended M&A to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the BVI Registrar, and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) update the register of members of the Company to reflect the Share Consolidation (the “Subsequent M&A Amendment Proposal”).

For ☐	Against ☐	Abstain ☐

5.	By a resolution of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 4 (the “Adjournment Proposal”).

For ☐	Against ☐	Abstain ☐

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date, and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

TO VOTE IN PERSON AT THE MEETING: You can attend the Meeting and vote in person. However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares indicating that you were the beneficial owner of the Company’s ordinary shares on the record date for voting at the Meeting.

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy Card must be received before the time appointed for holding the Meeting or any adjournment of the Meeting.

Please date this Proxy Card and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians, and others signing in a representative capacity should give their full titles.

Dated:
Shareholder Name:
Signature of Shareholder:
Signature of Joint Shareholder: